Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Ivan Seidenberg

Chairman and Chief Executive Officer – Verizon

Oral Testimony – Senate Judiciary Committee

March 15, 2005

Mr. Chairman and members of the Committee, thank you for the opportunity to be part of this discussion on the state of competition in the restructuring communications industry. As you are aware, Verizon has announced its intention to acquire MCI. This is a response to the dramatically different competitive landscape we face in communications as the industry restructures around new technologies and new markets.

Competing technologies now offer consumers a wide range of choices for voice, data and, increasingly, video. Likewise, large-business customers can now choose a much wider range of services from a growing universe of suppliers – including “telephone” companies, systems integrators, software providers, equipment makers and wireless companies. In fact, earlier this month, Microsoft announced a major foray into the enterprise business, with a software platform that embeds voice as a free application, much like Instant Messaging today.

To compete in this dynamic environment, Verizon has sought to differentiate our wireless and wireline services by investing in spectrum, digital capabilities, and broadband technologies. Now, by acquiring MCI, we are taking the next natural step by transforming ourselves around the evolving needs of large-business customers – a segment in which Verizon has a negligible share today.

MCI and Verizon have complementary assets and capabilities. Verizon has strong local assets and a solid presence among local and regional customers. MCI has strong IP networks and products and a solid base of national and global customers. Together, we will create a strong new competitor, with the products, network reach and capital capacity required to succeed in this part of the business.

This acquisition does not alter the dynamics that are reshaping the consumer business, nor does it alter the current Universal Service program or its funding. Long distance and local as stand-alone businesses are on their way to obsolescence, with or without this transaction. However, if we look at this in terms of the future, it’s apparent that customers in all segments of the communications market will benefit.

Consumers will benefit because we will have an advanced broadband platform, capable of delivering next-generation services in markets across the U.S.

Businesses will benefit because we will be a strong, stable and secure supplier of advanced communications services.

Federal and state government customers will benefit because we will be able to invest in the networks that are critical to their public mission.

National security will benefit because we will continue to strengthen the infrastructure that is a critical component of government communications systems, including those used by the Departments of Defense and Homeland Security.

And the U.S. economy will benefit because we will invest in the new technologies so critical to job creation and leadership in the global marketplace.

This transaction is about the future. Verizon and MCI will be a national, full-service company with the technology and financial strength to deliver the broadband future and create economic growth for America.

Thank you. I look forward to your questions.

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.